August 29, 2017

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Disclosure and Review

100 F Street, NE

Washington, DC 20549

Attention: Mr. Chad Eskildsen

Re:	SEI Tax Exempt Trust (File No. 811-03447)
SEI Institutional International Trust (File No. 811-05601)
SEI Daily Income Trust (File No. 811-03451)
SEI Asset Allocation Trust (File No. 811-07445)

Mr. Eskildsen:

This letter responds to the comment given by you to SEI Investments Global Funds Services (“SEI”), in its capacity as administrator for the SEI Tax Exempt Trust (“STET”), the SEI Institutional International Trust (“SIT”), the SEI Daily Income Trust (“SDIT”) and the SEI Asset Allocation Trust (“SAAT”), (the “Trusts”), in a telephone conversation on July 31, 2017. The comments relate to the Trust’s August 31, 2016, September 30, 2016, January 31, 2017 and March 31, 2017, annual reports to shareholders filed on Form N-CSR. SEI provides the Trusts with administrative and accounting services, officers and other personnel, and submits these responses on behalf of the Trusts.

We have reproduced the substance of your comments below, followed by the Trusts’ response.

SEC Comment 1

SDIT Ultra Short Duration Bond Fund has a 32% investment in the financial sector as of January 31, 2017. Please consider adding risk disclosure to the Notes to Financial Statements and the Prospectus regarding a concentrated sector risk.

Trust Response to Comment 1

The Trusts will review the sectors displayed in the annual reports and consider adding additional risk disclosure if appropriate. Nevertheless, please note that the sector categories generated for the annual and semi-annual reports are not necessarily the same categories utilized by the Trusts for analysis of industry concentration and risk disclosure in the Trust’s Prospectus and Notes to the Financial Statements.

©2016 SEI	1

SEC Comment 2

The STET Institutional Tax Free Fund, the STET Tax Free Fund, the STET Massachusetts Tax Free Fund, the SIT Tax Managed International Equity Fund, the SDIT Intermediate Duration Government Fund, the SDIT Money Market Fund and the SDIT Prime Obligation Fund are listed as active in EDGAR, although it appears that the Funds are no longer operational. Please confirm and mark as inactive in EDGAR, if applicable.

Trust Response to Comment 2

The Trusts agree, and they have been marked as inactive in EDGAR.

Please contact James Hoffmayer at (610) 676-3070 if you have any questions or comments.

Very truly yours,

/s/ James J. Hoffmayer

James J. Hoffmayer

Controller and Chief Financial Officer

cc:	Robert A. Nesher
Russell Emery
Timothy D. Barto

©2016 SEI	2